Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020

November 18, 2011

Larry Spirgel
Assistant Director, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Kirin International Holding, Inc.
Amendment No. 5 to a Form 8-K
Filed October 4, 2011
Response dated October 27, 2011
File No. 333-166343
Form 8-K
Filed August 25, 2011
Response dated October 27, 2011
File No. 333-166343
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
Response dated October 27, 2011
File No. 333-166343

Dear Mr. Spirgel:

We are in receipt of your letter dated November 3, 2011 to Mr. Longlin Hu, our President and Chief Executive Officer, in regard to the above-referenced Response dated October 27, 2011 to the Amendment No. 5 to Current Report on Form 8-K filed on October 4, 2011, the Form 8-K filed August 27, 2011 and the Form 10-Q for the Quarterly Period Ended June 30, 2011 (the “Comment Letter”). We are in process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However we are unable to provide a complete response on or before November 18, 2011 (the “Due Date”).  As a result, we require additional time to submit our response to the Comment Letter.  Please accept this correspondence as our request for an extension of the Due Date to December 5, 2011.

Thank you for your attention to this matter.

Sincerely,

Kirin International Holding, Inc.

/s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer